Exhibit 99.1

This content is Confidential. This content is Public. WORLD STAGE MADE WITH GERDAU STEEL Rock In Rio Brazil 2024 Videoconference November 6 (Wednesday) 10:00 a.m. NY | 12:00 p.m. BRT CLICK HERE to access the videoconference RI.GERDAU.COM QUARTERLY RESULTS 3Q24 Gerdau S.A.

São Paulo, November 5, 2024 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the third quarter of 2024. The consolidated financial statements of the Company are presented in Brazilian reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

DRIVEN BY THE PROGRESS OF COST-CUTTING INITIATIVES, COMBINED WITH OPERATIONAL EFFICIENCY GAINS IN BRAZIL, GERDAU'S ADJUSTED EBITDA REACHED R$3.0 BILLION IN 3Q24

HIGHLIGHTS

- **Accident frequency rate of 0.58**, demonstrating our commitment to the protection and personal safety of our employees and partners;
- **Steel shipments of 2.8 million tonnes** in 3Q24, up 4.3% over 2Q24;
- **Adjusted EBITDA of R$3.0 billion** in 3Q24, up 14.9% over 2Q24;
- **Free Cash Flow of R$3.0 billion** in 3Q24, benefiting from tax credits of R$1.8 billion;

- **Earnings per share of R$0.64** in 3Q24, 56.1% higher than in 2Q24;
- **Investments (CAPEX) of R$1.5 billion in 3Q24,** around 61% of which was allocated to competitiveness;
- Based on the results for the third quarter of 2024, the Company has approved the **distribution of R$619.4 million as dividends** (R$0.30 per share), to be paid as of December 16, 2024;
- By the end of October, Gerdau S.A. **had repurchased 39.6 million shares**, equivalent to R$729.4 million;

- **For the third consecutive year, Gerdau won the Steelie Awards,** the main global award for the steel industry, promoted by the World Steel Association, in the "Excellence in Sustainability" category;
- **Moody's Ratings (Baa2) and S&P Ratings (BBB) upgraded Gerdau S.A.'s rating**, with stable outlook.

MAIN INDICATORS

CONSOLIDATED	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Shipments of steel (1,000 tonnes)	2,829	2,712	4.3%	2,755	2.7%	8,266	8,667	-4.6%
Net Sales[1] (R$ million)	17,378	16,616	4.6%	17,063	1.8%	50,204	54,201	-7.4%
Adjusted EBITDA[2] (R$ million)	3,016	2,624	14.9%	3,349	-10.0%	8,453	11,464	-26.3%
Adjusted EBITDA Margin[2] (%)	17.4%	15.8%	1.6 p,p	19.6%	-2.3 p,p	16.8%	21.1%	-4.3 p,p
Adjusted Net Income[2] (R$ million)	1,432	945	51.5%	1,592	-10.0%	3,620	6,122	-40.9%
Earnings per share (R$)[3]	0.64	0.41	56.1%	0.75	-14.7%	2.02	3.30	-38.8%
Net Debt/Adjusted EBITDA	0.32x	0.53x	-0.21x	0.34x	-0.02x	0.32x	0.34x	-0.02x
Free Cash Flow (R$ million)	2,974	87	2,887	2,166	807	2,453	3,549	-1,383
EXCHANGE RATE (USD x BRL)								
Average USD	5.5454	5.2129	6.4%	4.8803	13.6%	5.2445	5.0083	4.7%
USD at the end of the period	5.4481	5.5589	-2.0%	5.0076	8.8%	-	-	-

1 – Includes iron ore sales.
2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.
3 – Measurement calculated based on Gerdau S.A.'s Net Income.

2

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 3 MESSAGE FROM MANAGEMENT We closed 3Q24 confident that we are on the right track in the relentless pursuit of excellence in our business, through increased competitiveness and efficiency in our day-to-day operations and processes, to face global and steel industry challenges. A clear example of this pursuit is our safety indicators, which have surpassed our best historical values every quarter. In 3Q24, our accident frequency rate was 0.58, down from 0.69 in the same period last year, demonstrating a continuous decline in the frequency of workplace injuries or accidents. As for financial and operating results, 3Q24 stood out due to optimization and better utilization of our assets, especially in Brazil, leading to better performance and improved profitability in the period. As a result, we reached Adjusted EBITDA of R$3.0 billion in 3Q24, up 14.9% over 2Q24. We highlight the performance of the Brazil BD, which closed 3Q24 with the best Adjusted EBITDA in the last eight quarters. This result reflects the progress of cost-cutting initiatives and better asset utilization. In addition, higher shipment volumes, driven by exports, and price increases in the domestic market had a positive impact on the quarter. Despite the recovery in the Brazil BD’s profitability, the Brazilian steel market continues to be challenged by high penetration of imported steel. Although a trade defense mechanism called tariff-rate quota was implemented four months ago, the industry did not observe substantial improvements. On October 18, new NCMs were approved with a 25% import tariff, without a tariff-rate quota system. Thus, new measures are now in place for approximately 31% of the volume sold by Gerdau in Brazil. We understand that the new measure is a positive sign. However, through the Brazil Steel Institute (IABR, in Portuguese), we are actively participating in discussions with the Brazilian government to encourage new measures that bring more balance to the industry. In the North America BD, the result was impacted by a decline in steel prices, due to lower demand and higher pressure from imports, combined with a higher share of rebars in the product shipment mix. We understand that this is a more challenging time for the BD because of the economic volatility caused by the U.S. presidential election. However, we believe in the market fundamentals for the coming years. In addition, our backlog of orders remains stable at approximately 50-60 days. The Special Steel BD closed 3Q24 with a result relatively stable compared to the previous quarter. Lower automobile production and sales in the United States led to a reduction in demand and lower special steel prices in the country. On the other hand, in Brazil, we recorded the best quarter since 2022, driven by an improved operational performance, with growth in shipment volume and significant gains in efficiency and competitiveness. In the South America BD, the 3Q24 result also remained in line with 2Q24. Higher shipment volumes in Peru offset a decline in shipments in Argentina, where the steel industry continues to face major challenges in demand. Reinforcing our commitment to creating value for shareholders, we have approved the payment of dividends in the amount of R$0.30 per share, equivalent to R$619.4 million. We are also consistently executing the share buyback program, approved on July 31, 2024. By the end of October, we had repurchased 39.6 million shares, corresponding to approximately 2% of the Company’s market cap, returning R$729.4 million to our shareholders. Also in October, Moody’s Ratings and S&P Ratings upgraded Gerdau S.A.’s global scale rating to Baa2 and BBB, respectively, both with a stable outlook. We are very pleased to share that we won the Steelie Awards, for the third consecutive year. This is the main global award for the steel industry, promoted by the World Steel Association, in the "Excellence in Sustainability" category. We thank once again our employees, clients, suppliers, partners, shareholders, and other stakeholders for their trust and their support as we build an even more sustainable future for all. THE MANAGEMENT “The results obtained in the third quarter of 2024 already reflect the efforts to adjust our operations in Brazil in pursuit of increased competitiveness and higher operational efficiency, as well as strong discipline in cost management across all our business divisions.” Rafael Japur, Gerdau’s CFO and IRO.

Quarterly Results – 3Q24
Gerdau S.A.

CONSOLIDATED RESULTS

OPERATING PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Volumes (1,000 tonnes)								
Crude steel production	2,978	2,916	2.1%	2,802	6.3%	8,984	8,868	1.3%
Shipments of steel	2,829	2,712	4.3%	2,755	2.7%	8,266	8,667	-4.6%

The oversupply of steel in China continues to be the main concern in the global steel market. According to the World Steel Association, Chinese steel production reached 768.5 Mt in the first nine months of 2024, which, combined with a significant decline in demand in the country, led to excessively high exports and weaker global prices compared to historical levels. The association also reduced the projection for global steel demand for 2024, as the global manufacturing industry continues to face challenges, including a decline in purchasing power and massive imports of Chinese manufactured goods.

In Brazil, despite growing confidence in the steel industry and higher apparent consumption, which, according to the Brazil Steel Institute (IABR, in Portuguese), reached the highest level since its peak in 2021, the high penetration of imports continues to impact growth in demand for local steel producers. Despite the implementation of the quota system a few months ago, the penetration rate reached 19.2% in 3Q24, the highest level in 2024.

The steel industry continues to monitor government measures and actively participate in discussions with the Brazilian government for the potential implementation of additional trade defense measures, seeking balance and fair competition. In order to mitigate this external pressure, Gerdau continues to improve its portfolio of products and services to meet its clients' needs and invest in its sales efforts to stand out from imported products.

In 3Q24, the Company's crude steel production was higher than in 2Q24 and 3Q23 (2.1% and 6.3%, respectively), driven by higher steel shipment volumes, especially due to higher exports in the Brazil BD fueled by the profitability and exchange rate environment. In the same context, steel shipments grew compared to both 2Q24 and 3Q23, totaling 2.8 million tonnes in 3Q24.

STEEL SHIPMENTS BY BD


South America BD
9,0%
8,9%
10,2%
Brazil BD
44,3%
42,4%
44,4%
3Q24
2Q24
3Q23
Special Steel BD
13,1%
13,4%
12,2%
North America BD
33,2%
35,3%
33,5%

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. FINANCIAL PERFORMANCE GROSS PROFIT Net Sales totaled R$17.4 billion in 3Q24, up 4.6% over 2Q24. On the one hand, sales prices were lower in our foreign operations. On the other hand, the Brazilian real depreciated against the U.S. dollar (-6.4%), contributing to the translation of foreign results, in addition to higher shipment volumes. Compared to 3Q23, Net Sales rose 1.8%, also due to the above-mentioned factors. Cost of Goods Sold totaled R$14.8 billion in 3Q24, up 2.6% over 2Q24 and 3.7% over 3Q23, impacted by the exchange variation in the period. This effect offset the higher dilution of fixed costs stemming from increased steel production, gains related to the adjustment of production capacity in the Brazil BD and improved competitiveness and productivity in the Special Steel BD. As a result, Gross Profit was R$2.6 billion in 3Q24, reflecting increased Net Sales in the period. Compared to 3Q23, Gross Profit fell 7.7%, mainly due to higher Cost of Goods Sold because of the exchange variation (13.6% depreciation of the Brazilian real against the U.S. dollar). SELLING, GENERAL & ADMINISTRATIVE EXPENSES Selling, General & Administrative (SG&A) Expenses were R$549 million in 3Q24, up 2.8% over 2Q24 and 1.9% over 3Q23, reflecting the effect of exchange variation, partially offset by the Business Divisions’ initiatives to maintain expenses at healthy levels. As a percentage of Net Sales, SG&A Expenses remained flat in both comparison periods. CONSOLIDATED 3Q24 2Q24 ∆ 3Q23 ∆ 9M24 9M23 ∆ Results (R$ million) Net Sales 17,378 16,616 4.6% 17,063 1.8% 50,204 54,201 -7.4% Cost of Goods Sold (14,801) (14,429) 2.6% (14,271) 3.7% (43,021) (44,501) -3.3% Gross Profit 2,577 2,187 17.8% 2,793 -7.7% 7,183 9,700 -26.0% Gross Margin 14.8% 13.2% 1.7 p,p 16.4% -1.5 p,p 14.3% 17.9% -3.6 p,p CONSOLIDATED 3Q24 2Q24 ∆ 3Q23 ∆ 9M24 9M23 ∆ Results (R$ million) SG&A (549) (534) 2.8% (539) 1.9% (1,580) (1,639) -3.6% Selling expenses (194) (186) 4.3% (184) 5.4% (563) (532) 5.9% General and admininstrative expenses (355) (348) 2.0% (355) - (1,017) (1,107) -8.1% %SG&A/Net Sales 3.2% 3.2% - 3.2% - 3.1% 3.0% 0.1 p,p

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 6 ADJUSTED EBITDAAND ADJUSTEDEBITDA MARGIN 1 – Non-accounting measure calculated in accordance with CVM Resolution 156, of June 23, 2022. 2 – Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022. (a) Amounts composed of the lines “Proportional operating income before financial result and taxes of associated companies and jointly controlled entities” and “Proportional depreciation and amortization of associated companies and jointly controlled entities" in Note 22 to the Company’s Financial Statements. (b) Amounts composed of the “Credit recovery / provisions” line in Note 22 to the Company’s Financial Statements. Gerdau closed 3Q24 with Adjusted EBITDA of R$3.0 billion and an Adjusted EBITDA Margin of 17.4%, increasing when comparing to 2Q24 mainly because of improved operating results in the Brazil BD, including a reduction in costs associated with initiatives to adjust production capacity, higher shipment volumes, and marginally better prices in the domestic market. In addition, the effect of exchange variation partially offset the impacts of lower volumes and prices in foreign operations. Compared to 3Q23, Adjusted EBITDA declined 10.0%, driven by current price pressures in the global market, partially offset by cost-cutting initiatives and volume growth. QUARTERLY CHANGE IN ADJUSTED EBITDA (R$ MILLION) BREAKDOWN OF CONSOLIDATED EBITDA (R$ million) 3Q24 2Q24 ∆ 3Q23 ∆ 9M24 9M23 ∆ Net Income 1.356 867 56,4% 1.592 -14,8% 4.276 6.950 -38,5% Net financial result 323 597 -46,0% 478 -32,4% 1.396 951 46,8% Provision for income and social contribution taxes 442 156 184,0% 314 40,8% 822 1.661 -50,5% Depreciation and amortization 796 771 3,2% 789 0,9% 2.294 2.256 1,7% EBITDA - CVM Instruction¹ 2.917 2.392 22,0% 3.173 -8,1% 8.787 11.818 -25,6% Equity in earnings of unconsolidated companies (200) (108) 84,8% (182) 9,7% (387) (770) -49,8% Proportional EBITDA of associated companies and jointly controlled entities (a) 217 224 -3,4% 355 -38,9% 643 1.255 -48,7% Losses due to non-recoverability of financial assets 5 4 17,6% 4 22,8% 29 5 476,0% Non-recurring items 76 112 -32,3% - - (620) (845) -26,7% Credit recovery / Provisions (b) 76 13 464,6% - - 89 (845) -110,6% Result from operations with jointly controlled entities - - - - - (808) - - Impairment of financial assets - 200 - - - 200 - - Compulsory loan recovery Eletrobras - (101) - - - (101) - - Adjusted EBITDA² 3.016 2.624 14,9% 3.349 -10,0% 8.453 11.464 -26,3% Adjusted EBITDA Margin 17,4% 15,8% 1,6 p.p 19,6% -2,3 p.p 16,8% 21,1% -4,3 p.p CONCILIATION OF CONSOLIDATED EBITDA (R$ million) 3Q24 2Q24 ∆ 3Q23 ∆ 9M24 9M23 ∆ EBITDA - CVM Instruction ¹ 2,917 2,392 22.0% 3,173 -8.1% 8,787 11,818 -25.6% Depreciation and amortization (796) (771) 3.2% (789) 0.9% (2,294) (2,256) 1.7% OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES 2,121 1,620 30.9% 2,384 -11.0% 6,492 9,561 -32.1%

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 7 ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%) FINANCIAL RESULT CONSOLIDATED (R$ million) 3Q24 2Q24 ∆ 3Q23 ∆ 9M24 9M23 ∆ Financial Result (323) (597) -46.0% (478) -32.4% (1,396) (951) 46.8% Financial income 169 185 -9.1% 241 -30.1% 528 701 -24.6% Financial expenses (359) (372) -3.3% (363) -1.0% (1,074) (1,043) 3.0% Tax credit update - - - - - - 253 - Exchange variation (USD x BRL) 6 (153) - (6) - (158) 2 - Exchange variation (other currencies) (28) - - (99) -71.7% (48) (171) -71.9% Inflation adjustments in Argentina (133) (225) -41.0% (255) -48.0% (648) (680) -4.8% Gains on financial instruments, net 23 (33) - 4 533.1% 4 (13) - The Financial Result was negative R$323 million in 3Q24, improving compared to 2Q24 and 3Q23 mainly because of the depreciation of the Brazilian real against the U.S. dollar and other currencies in the countries where we operate and inflation adjustments to non-monetary items1 of the subsidiaries in Argentina. 1 Non-monetary items are mostly made up of property, plant, and equipment and shareholders’ equity.

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 8 ADJUSTED NET INCOME 1 – Accounting measure disclosed in the Company’s Income Statement. 2 – The information is available in notes 3.4, 15.4, 22, and 23 to the Company’s Financial Statements. 3 – Non-accounting measure calculated by the Company to show Net Income adjusted for non-recurring items that influenced the result. 4 – Measurement calculated based on Gerdau S.A.’s Net Income. Adjusted Net Income was R$1.4 billion, or R$0.64 per share, in 3Q24, up 51.5% over 2Q24, driven by better operating and financial results. Compared to 3Q23, Adjusted Net Income was 10.0% lower, mainly impacted by a decline in operating results, as mentioned earlier. ADJUSTED NET INCOME (R$ MILLION) AND ADJUSTED NET MARGIN (%) CONSOLIDATED (R$ million) 3Q24 2Q24 ∆ 3Q23 ∆ 9M24 9M23 ∆ Operating Income before Financial Result and Taxes¹ 2,121 1,620 30.9% 2,384 -11.0% 6,492 9,562 -32.1% Financial Result (323) (597) -46.0% (478) -32.4% (1,396) (951) 46.8% Income before Taxes¹ 1,798 1,023 75.8% 1,906 -5.7% 5,096 8,611 -40.8% Income and social contribution taxes (442) (156) 184.0% (314) 40.8% (822) (1,661) -50.5% Exchange variation (18) 137 -113.1% 60 -130.0% 159 (57) -378.9% Other lines (424) (327) 29.7% (374) 13.4% (1,015) (1,333) -23.8% Non-recurring items - 34 - - - 34 (270) - Consolidated Net Income¹ 1,356 867 56.4% 1,592 -14.8% 4,274 6,950 -38.5% Non-recurring items² 76 78 -2.3% - - (654) (828) -21.0% Credit recovery / Provisions 76 13 464.6% - - 89 (1,098) - Result from operations with jointly controlled entities - - - - - (808) - - Impairment of financial assets - 200 - - - 200 - - Compulsory loan recovery Eletrobras - (101) - - - (101) - - Income tax and social contribution - non-recurring items - (34) - - - (34) 270 - Consolidated Adjusted Net Income ³ 1,432 945 51.5% 1,592 -10.0% 3,620 6,122 -40.9% Earnings per share4 0.64 0.41 56.1% 0.75 -14.7% 2.02 3.30 -38.8%

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 9 CAPITAL STRUCTURE AND INDEBTEDNESS DEBT BREAKDOWN (R$ million) 3Q24 2Q24 ∆ 3Q23 ∆ Short Term 1,813 1,711 6.0% 1,356 33.7% Long Term 10,719 10,870 -1.4% 10,122 5.9% Gross Debt 12,533 12,581 -0.4% 11,478 9.2% Gross Debt / Total Capitalization¹ 18.5% 18.6% -0.1 p,p 17.9% 0.6 p,p Cash, cash equivalents and short-term investments 8,832 6,639 33.0% 6,003 47.1% Net Debt 3,701 5,942 -37.7% 5,475 -32.4% Net Debt ² (R$) / Adjusted EBITDA ³ (R$) 0.32x 0.53x -0.21x 0.34x -0.02x 1- Total capitalization = shareholders’ equity + gross debt – interest on debt. 2- Net debt = gross debt – interest on debt – cash, cash equivalents, and financial investments. 3- Adjusted EBITDA in the last 12 months. On September 30, 2024, Gross Debt totaled R$12.5 billion, in line with the previous quarter and 9.2% higher than in 3Q23, due to the depreciation of the Brazilian real against the U.S. dollar (-8.8%). The cash position at quarter-end was R$8.8 billion, resulting from the credit of approximately R$1.8 billion to the Company’s account, due to the receipt of the judicial deposit related to the case involving the exclusion of ICMS tax from the PIS and COFINS tax base. The reduction in Net Debt, influenced by the increase in cash in 3Q24, reached R$3.7 billion in the quarter, leading to a Net Debt/Adjusted EBITDA ratio of 0.32x. At the end of the third quarter, the Company’s Global Revolving Credit Facility (RCF), totaling US$875 million (equivalent to R$4.8 billion), was fully available. The Company maintains a long debt maturity profile, with 88% of its liabilities coming due in the long term, and a well-distributed schedule for the coming years. At quarter-end, the average payment term was 7 years, and the weighted average nominal cost of debt was 5.4% per annum for debt denominated in U.S. dollars and 106.6% of the CDI rate per annum for debt denominated in Brazilian reais. The maintenance of a healthy leverage level reinforces the Company’s capacity to execute the necessary investment commitments for the development of business. DEBT (R$ BILLION) & LEVERAGE RATIO LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION) 1 - Global Revolving Credit Facility

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 10 INVESTMENTS (CAPEX) In 3Q24, CAPEX totaled around R$1.5 billion, of which R$589 million was allocated to sustain and R$920 million was directed to the competitiveness of the Business Divisions, totaling approximately R$3.8 billion in Investments for the first nine months. The Company remains focused on advancing the main projects related to the CAPEX plan announced for the current year, totaling R$6.0 billion. Gerdau reiterates its strategy of increasing the competitiveness of its operations, especially the Brazil and North America BDs, which already account for approximately 54% of CAPEX invested in 2024. WORKING CAPITAL & CASH CONVERSION CYCLE At the end of 3Q24, Working Capital was R$15.9 billion, down 3.4% from 2Q24, benefiting from a substantial decline in inventories, especially in the North America BD, due to scheduled maintenance shutdowns, in addition to the effect of exchange variation. The Cash Conversion Cycle (Working Capital divided by Net Sales in the quarter) decreased from 89 to 83 days, driven by a 4.6% increase in Net Sales from 2Q24 to 3Q24. Detailed information on Working Capital accounts is presented in Notes 5, 6, and 11 to the Financial Statements. FREE CASH FLOW Free Cash Flow was positive R$3.0 billion in 3Q24, the best result since 4Q21, mainly driven by a cash effect of around R$1.8 billion, resulting from the withdrawal of the judicial deposit from the case relating to the exclusion of ICMS tax from the PIS and COFINS tax base. Excluding this effect, Free Cash Flow was approximately R$1.2 billion.

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 11 1- Includes the cash effect of the clients, inventories, and suppliers accounts. 2- Includes the cash effect of income tax on the Company’s several subsidiaries, including the portion accrued in previous periods and due in the current period. 3- Includes the addition of R$1,509 million in CAPEX investments in 3Q24, adjusted for the cash effect of accounts payable to property, plant, and equipment suppliers in the amount of R$149 million, related to acquisitions from past periods paid in 3Q24. 4- Includes the payment of interest on loans and financing, and interest on lease. 5- Proportional EBITDA of the joint ventures net of dividends received from these joint ventures. 6- Disbursements for other intangible assets and lease payments. 7- Other changes include the Other Assets and Liabilities accounts, especially because of the cash effect of around R$1.8 billion resulting from the withdrawal of the court deposit from the case relating to the exclusion of ICMS tax from the PIS and COFINS tax base. RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT 1 – Non-accounting measure calculated by the Company to present Free Cash Flow. 2 – Accounting measure disclosed in the Company’s Cash Flow Statement. CONSOLIDATED (R$ million) 3Q24 2Q24 ∆ 3Q23 ∆ 9M24 9M23 ∆ Free Cash Flow¹ 2,974 87 2,885 2,166 807 2,451 3,549 (1,098) (+) Purchases of property, plant and equipment 1,658 1,171 487 1,486 172 3,912 3,669 243 (+) Additions in other intangibles 42 55 (13) 32 11 124 91 33 (+) Leasing payment 110 111 (0) 126 (15) 328 309 19 (-) Short-term investments (324) (217) (107) (2,943) 2,619 (910) (5,688) 4,778 (+) Proceeds from maturities and sales of short-term investments 1,368 728 641 1,478 (111) 2,689 5,595 (2,907) Net cash provided by operating activities² 5,828 1,935 3,892 2,345 3,483 8,594 7,525 1,068

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 12 GOVERNANCE AND CAPITAL MARKETS DIVIDENDS On November 5, 2024, the Company’s Board of Directors approved the payment of dividends in the amount of R$0.30 per share, equivalent to R$619.4 million. The payment will be made on December 16, 2024, based on shareholders of record on November 18, 2024, with ex-dividend date on November 19, 2024. The Company has maintained its policy of distributing the minimum annual amount of 30% of parent company Gerdau S.A.’s corporate Net Income after booking the reserves set forth in the Bylaws. SHARE BUYBACK PROGRAM On July 31, 2024, the Company’s Board of Directors approved a share buyback program for the acquisition of up to 68,000,000 Gerdau S.A. preferred shares, corresponding to approximately 5% of the outstanding preferred shares (GGBR4) and/or ADRs representing PNs (GGB); and up to 1,767,911 Gerdau S.A. common shares, corresponding to 10% of the outstanding ONs (GGBR3). By September 30, 2024, the Company had already acquired 581,200 common shares and 18,588,200 preferred shares, equivalent to R$349.8 million. In addition, in October 2024, the Company repurchased 93,700 common shares and 20,369,655 preferred shares, equivalent to R$379.6 million. As a result, Gerdau S.A. reached approximately 57% of the buyback program and 2% of the market cap, having repurchased around 39.6 million shares (GGBR3, GGBR4, and GGB), returning approximately R$729.4 million2 to shareholders. Also, at a meeting held on November 5, 2024, the Board of Directors approved the cancellation of 674,900 common shares and 29,000,000 preferred shares issued by the Company, without a reduction in the share capital. After the cancellation of shares, the Company’s share capital will be divided into 2,078,805,560 shares with no par value, corresponding to 719,956,830 common shares and 1,358,848,730 preferred shares. Management reinforce that the current share buyback plan, announced in a Material Fact dated July 31, 2024, continues on track. SHAREHOLDER RETURNS 1 – Measurement calculated considering payout and repurchases divided by the parent company’s corporate net income after recording the reserves set forth in the Bylaws. 2 – Considering the buyback program until Oct/2024. 2 The closing price on the date of each transaction was used to translate the amounts bought in U.S. dollars into Brazilian reais, related to GGB repurchases.

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 13 CAPITAL MARKETS On September 30, 2024, Gerdau S.A. shares were priced at R$19.10/share (GGBR4), R$16.87/share (GGBR3), and US$3.50/share (GGB). The Company voluntarily complies with the standards of the Level 1 Corporate Governance listing segment of B3 S.A., the Brazilian stock exchange, where its shares are traded, with high standards in information disclosure, transparency, and corporate governance. In the U.S. market, Gerdau S.A. shares have been traded in the New York Stock Exchange since 1999 through the issuance of Level II ADRs, which requires compliance with all the registrations set forth in the Securities Act, of 1933, and information disclosure requirements in the Securities Exchange Act, of 1934. SHARE PERFORMANCE VS. IBOVESPA (BASE 100) Source: Economatica GGBR4 LIQUIDITY Source: Economatica On September 30, 2024, the Company’s share capital comprised 720,631,730 common shares and 1,387,848,730 preferred shares, of which 581,200 common shares and 22,858,873 preferred shares were held in treasury. On the same date, Gerdau S.A.’s market cap was R$38.6 billion. In the third quarter of 2024, the free float of common and preferred shares represented around 65% of total shares, reaching 1,379,647,761 shares.

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 14 FREE FLOAT DISTRIBUTION: B3 + NYSE REFERENCE DATE 9/30/2024 OWNERSHIP STRUCTURE REFERENCE DATE 9/30/2024 RATINGS PERFORMANCE BY BUSINESS DIVISION (BD) Gerdau presents its results through its Business Divisions (BD): BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; and SOUTH AMERICA BD — includes the operations in Argentina, Peru, and Uruguay. AGENCY NATIONAL SCALE GLOBAL SCALE OUTLOOK LAST UPDATE Standard & Poors brAAA BBB Stable October, 2024 Fitch Ratings brAAA BBB Stable October, 2024 Moody’s - Baa2 Stable October, 2024 Rating Agencies Reports Link Modeling Guide Link Annual Report Link

Quarterly Results – 3Q24 Gerdau S.A. This content is Public. 15 NET SALES (R$ MILLION) ADJUSTED EBITDA 3 (R$ MILLION) and ADJUSTED EBITDA MARGIN(%) 3 Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period. The percentage of Adjusted EBITDA from business divisions is calculated considering the total Adjusted EBITDA of the four business divisions.

Quarterly Results – 3Q24
Gerdau S.A.

BRAZIL BD

PRODUCTION & SHIPMENTS

BRAZIL BD	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Volumes (1,000 tonnes)								
Production of crude steel	**1,442**	**1,279**	**12.7%**	**1,286**	**12.1%**	**4,087**	**3,985**	**2.6%**
Shipments of steel	**1,290**	**1,185**	**8.9%**	**1,260**	**2.4%**	**3,775**	**3,882**	**-2.7%**
Domestic Market	1,059	1,035	2.3%	1,039	1.9%	3,138	3,191	-1.7%
Exports	232	150	54.0%	221	4.8%	638	691	-7.7%
Shipments of long steel	**893**	**779**	**14.6%**	**816**	**9.4%**	**2,524**	**2,564**	**-1.5%**
Domestic Market	686	653	5.0%	637	7.6%	1,960	1,957	0.1%
Exports	207	126	64.4%	179	15.8%	564	607	-7.0%
Shipments of flat steel	**397**	**406**	**-2.2%**	**444**	**-10.5%**	**1,251**	**1,318**	**-5.1%**
Domestic Market	373	382	-2.4%	402	-7.2%	1,178	1,234	-4.5%
Exports	24	24	0.3%	42	-41.8%	73	84	-12.9%

- Crude steel production and shipment volume grew in 3Q24 compared to 2Q24 and 3Q23, driven by higher exports, which contributed to an increase in capacity utilization in the quarter;
- In the domestic market, shipment volume rose 2.3% and 1.9% over 2Q24 and 3Q23, respectively, driven by increased demand for long steel in the main markets where Gerdau operates, led by shipments to the civil construction segment.
- Historically, imported steel volumes accounted for around 10% of apparent consumption; however, the share of imported steel in Brazil was 18.6% in the first nine months of 2024 and, as mentioned earlier, continued to have a significant impact on local steel consumption, despite the trade defense mechanism called tariff-rate quota implemented in June 2024 for some product lines. The Brazil BD remains committed to enhancing its solutions, services, and broad portfolio to meet clients' demands and maintain its market share in the face of steel imports; and
- In 3Q24, 59,000 tonnes of iron ore were sold to third parties, and 1,070,000 tonnes were consumed internally.

OPERATING RESULT

BRAZIL BD	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Results (R$ million)								
Net Sales[1]	6,738	6,142	9.7%	6,635	1.6%	19,315	20,796	-7.1%
Domestic Market	5,939	5,604	6.0%	5,864	1.3%	17,191	18,294	-6.0%
Exports	800	538	48.7%	771	3.7%	2,124	2,502	-15.1%
Cost of Goods Sold	(5,757)	(5,746)	0.2%	(5,985)	-3.8%	(17,489)	(18,446)	-5.2%
Gross profit	**981**	**396**	**148.0%**	**650**	**50.9%**	**1,826**	**2,350**	**-22.3%**
Gross margin (%)	**14.6%**	**6.4%**	**8.1 p,p**	**9.8%**	**4.8 p,p**	**9.5%**	**11.3%**	**-1.8 p,p**
Adjusted EBITDA[2]	**1,140**	**534**	**113.7%**	**868**	**31.4%**	**2,269**	**2,924**	**-22.4%**
Adjusted EBITDA Margin[2] (%)	**16.9%**	**8.7%**	**8.2 p,p**	**13.1%**	**3.8 p,p**	**11.7%**	**14.1%**	**-2.3 p,p**

1 – Includes iron ore sales.
2 – Non-accounting measure reconciled with information presented in Note 22 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

- In 3Q24, Net Sales grew 9.7% over 2Q24, due to an increase in shipment volume. Net sales per tonne remained flat in the quarter, as a higher share of exports (54.0% growth in export volume) offset higher net sales per tonne in the domestic market (+4.2%). Compared to 3Q23, Net Sales rose 1.6%, fueled by increased shipments in 3Q24, while net sales per tonne remained stable in both the domestic and the export markets;
- In 3Q24, the cost of goods sold per tonne fell 8.0% and 6.1% from 2Q24 and 3Q23, respectively, reaching the lowest level since 4Q21. This result was driven by the progress of initiatives to reduce controllable costs and expenses in the Brazil BD, which in 3Q24 captured around 50% of the savings projected for the second half of 2024, focusing on increasing operational leverage at the production units and optimizing costs related to maintenance and specific materials; and

16

Quarterly Results – 3Q24
Gerdau S.A.

• The increase in Adjusted EBITDA and the Adjusted EBITDA Margin by 8.2 p.p. over 2Q24 and 3.8 p.p. over 3Q23 reflects the improved operating results mentioned earlier.

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Volumes (1,000 tonnes)								
Production of crude steel	1,022	1,093	-6.5%	1,025	-0.3%	3,267	3,243	0.7%
Shipments of steel	976	987	-1.2%	943	3.5%	2,921	3,022	-3.3%

• Steel production fell in 3Q24 due to scheduled maintenance shutdowns in some plants in North America, which reduced capacity utilization by 5 p.p. compared to 2Q24. However, this scenario contributed to improving the BD's working capital; and

• In 3Q24, shipment volume declined slightly compared to 2Q24, mainly due to lower demand for steel as a result of volatility caused by the U.S. presidential election, pressure from steel imports, and client inventory levels. Compared to 3Q23, shipment volume was 3.5% higher, demonstrating the healthy demand for steel in the North American market.

OPERATING RESULT

NORTH AMERICA BD	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Results (R$ million)								
Net Sales	6,657	6,587	1.1%	6,332	5.1%	19,660	20,931	-6.1%
Cost of Goods Sold	(5,698)	(5,418)	5.2%	(5,018)	13.5%	(16,173)	(16,143)	0.2%
Gross profit	**959**	**1,168**	**-17.9%**	**1,313**	**-27.0%**	**3,486**	**4,788**	**-27.2%**
Gross margin (%)	**14.4%**	**17.7%**	**-3.3 p,p**	**20.7%**	**-6.3 p,p**	**17.7%**	**22.9%**	**-5.1 p,p**
Adjusted EBITDA[2]	**1,156**	**1,399**	**-17.4%**	**1,555**	**-25.7%**	**4,126**	**5,686**	**-27.4%**
Adjusted EBITDA Margin[2] (%)	**17.4%**	**21.2%**	**-3.9 p,p**	**24.6%**	**-7.2 p,p**	**21.0%**	**27.2%**	**-6.2 p,p**

2 – Non-accounting measure reconciled with information presented in Note 22 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

• The average dollar price of the main product lines fell in 3Q24 due to a series of factors, including lower prices, product mix (increased share of rebars in our portfolio), reduced demand for steel, and increased pressure from imports. These factors reduced net sales per tonne in U.S. dollars by US$50/t compared to 2Q24 and US$150/t compared to 3Q23. In Brazilian reais, Net Sales increased in 3Q24 compared to 2Q24 and 3Q23 due to the effect of exchange variation;

• In 3Q24, the Cost of Goods Sold in Brazilian reais was also affected by exchange variation. Although schedule maintenance shutdowns impacted the BD's fixed cost, the inventory valuation adjustments maintained the cost of goods sold per tonne in line with 2Q24. Compared to 3Q23, the cost of goods sold per tonne in U.S. dollars declined 3.5% in 3Q24, reflecting a decrease in the price of the main raw materials, such as scrap and alloys; and

• Adjusted EBITDA and the Adjusted EBITDA Margin fell 3.9 p.p. in 3Q24 compared to 2Q24, reflecting a decline in operating results, as explained earlier. However, the Company's strategy of adjusting production depending on the different market dynamics and cost control efforts maintained the BD's results at healthy levels. Compared to 3Q23, Adjusted EBITDA dropped 25.7%, mainly due to lower prices.

17

Quarterly Results – 3Q24
Gerdau S.A.

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Volumes (1,000 tonnes)								
Production of crude steel	396	400	-0.8%	307	29.1%	1,206	1,117	8.0%
Shipments of steel	381	376	1.5%	346	10.2%	1,096	1,080	1.4%

- In 3Q24, steel production was slightly lower than in 2Q24 due to scheduled maintenance shutdowns at the Fort Smith and Monroe plants, in the United States. Compared to 3Q23, production increased 28.8%, benefiting from the gradual resumption of the auto industry, especially in Brazil;

- Shipment volume in 3Q24 was boosted by growth in steel shipments in Brazil, up 12.0% and 26.2% over 2Q24 and 3Q23, respectively. According to ANFAVEA (National Association of Vehicle Manufacturers), vehicle production increased 19.0% in 3Q24 compared to the same period last year, mainly driven by the production of trucks and light vehicles, which recorded the best quarter in the last five years; and

- In the United States, steel shipment volume declined 6.0% from 2Q24 to 3Q24, impacted by lower demand from the auto industry, which continues to be affected by consumers' lower purchasing power and higher interest rates. Compared to 3Q23, shipment volume remained stable in 3Q24.

OPERATING RESULT

SPECIAL STEEL BD	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Results (R$ million)								
Net Sales	2,919	2,853	2.3%	2,771	5.4%	8,381	8,805	-4.8%
Cost of Goods Sold	(2,476)	(2,411)	2.7%	(2,347)	5.5%	(7,126)	(7,355)	-3.1%
Gross profit	**443**	**442**	**0.4%**	**424**	**4.5%**	**1,255**	**1,451**	**-13.5%**
Gross margin (%)	**15.2%**	**15.5%**	**-0.3 p,p**	**15.3%**	**-0.1 p,p**	**15.0%**	**16.5%**	**-1.5 p,p**
Adjusted EBITDA[2]	**539**	**541**	**-0.5%**	**475**	**13.4%**	**1,518**	**1,576**	**-3.7%**
Adjusted EBITDA Margin[2] (%)	**18.4%**	**19.0%**	**-0.5 p,p**	**17.2%**	**1.3 p,p**	**18.1%**	**17.9%**	**0.2 p,p**

2 – Non-accounting measure reconciled with information presented in Note 22 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

- Net Sales increased in 3Q24 compared to both 2Q24 and 3Q23, due to the impact of the depreciation of the Brazilian real against the U.S. dollar (-6.4%) on the U.S. result. In U.S. dollars, net sales per tonne declined approximately 3.0% from the previous quarter. In Brazil, net sales per tonne in Brazilian reais remained stable. Compared to 3Q23, the BD's net sales per tonne fell 4.8% because of the more challenging special steel price environment in 2024;

- The increase in the Cost of Goods Sold in 3Q24 was due to scheduled maintenance shutdowns and lower dilution of fixed costs in the U.S., offsetting the decline in the Cost of Goods Sold in Brazil. In Brazil, the cost of goods sold per tonne declined 8.9% from 2Q24 and 19.0% from 3Q23. This result reflects the consolidation of initiatives aimed to improve performance and optimize structures and processes, enhancing competitiveness and profitability in the operations in Brazil; and

- Adjusted EBITDA and the Adjusted EBITDA Margin was slightly lower compared to 2Q24, reflecting a decline in operating results in the United States. Compared to 3Q23, both indicators grew mainly as a result of profitability gains from initiatives to improve the BD's industrial performance and reduce costs, as explained earlier.

18

Quarterly Results – 3Q24
Gerdau S.A.

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Volumes (1,000 tonnes)								
Production of crude steel	118	144	-18.5%	183	-35.7%	424	523	-19.0%
Shipments of steel[1]	263	249	6.0%	290	-9.0%	739	882	-16.2%

1- Includes resale of products imported from the Brazil BD.

- In 3Q24, production declined compared to 2Q24 and 3Q23, reflecting lower demand for steel, especially in Argentina, which continued to be impacted by a downturn in the economic activity of industries that boost demand for steel, such as construction and industry; and

- Steel shipments grew 6.0% over 2Q24, driven by Peru operation, where steel shipments increased 9.1% due to progress in the execution of government construction projects. Compared to 3Q23, steel shipments declined 9.0% also due to lower domestic demand for steel in Argentina.

OPERATING RESULT

SOUTH AMERICA BD	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Results (R$ million)								
Net Sales	1,452	1,405	3.4%	1,566	-7.3%	4,048	4,792	-15.5%
Cost of Goods Sold	(1,250)	(1,215)	2.9%	(1,183)	5.7%	(3,402)	(3,711)	-8.3%
Gross profit	**202**	**190**	**6.2%**	**384**	**-47.4%**	**645**	**1,081**	**-40.3%**
Gross margin (%)	**13.9%**	**13.5%**	**0.4 p,p**	**24.5%**	**-10.6 p,p**	**15.9%**	**22.6%**	**-6.6 p,p**
Adjusted EBITDA[2]	**230**	**227**	**1.4%**	**502**	**-54.2%**	**742**	**1,472**	**-49.6%**
Adjusted EBITDA Margin[2] (%)	**15.8%**	**16.2%**	**-0.3 p,p**	**32.1%**	**-16.2 p,p**	**18.3%**	**30.7%**	**-12.4 p,p**

2 – Non-accounting measure reconciled with information presented in Note 22 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

- In 3Q24, Net Sales grew 3.4% over 2Q24, due to the effect of exchange variation. Compared to 3Q23, Net Sales declined 7.3%, reflecting a reduction in shipment volume and steel prices; and

- Adjusted EBITDA was 1.4% higher than in 2Q24, influenced by a slight improvement in operating results, as explained earlier. Compared to 3Q23, Adjusted EBITDA fell 54.2% due to the equity income from the joint ventures in Colombia and the Dominican Republic recognized in that period[4], in addition to the effect of exchange variation.

4 The divestment of equity interest of the joint ventures Diaco S.A. and Gerdau Metaldom Corp. was completed in the 1Q24.

19

Quarterly Results – 3Q24 Gerdau S.A. 20 20 This content is Public. APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) Consolidated September 30, 2024 December 31, 2023 CURRENT ASSETS Cash and cash equivalents 8,074,104 3,005,645 Short-term investments 757,578 2,338,097 Trade accounts receivable 5,673,760 4,875,394 Inventories 15,914,442 15,227,778 Tax credits 780,384 1,009,824 Income and social contribution taxes recoverable 852,715 986,068 Dividends receivable - 1,036 Fair value of derivatives 38,823 766 Asset held for sale - 1,210,041 Other current assets 726,160 543,288 32,817,966 29,197,937 NON-CURRENT ASSETS Tax credits 1,933,084 1,916,100 Deferred income taxes 2,252,763 2,219,461 Judicial deposits 356,864 2,064,070 Other non-current assets 329,183 355,390 Prepaid pension cost 2,463 11,695 Fair value of derivatives 16,864 - Investments in associates and joint ventures 4,197,194 3,858,449 Goodwill 12,132,215 10,825,148 Leasing 1,182,528 1,182,654 Other Intangibles 389,765 373,710 Property, plant and equipment, net 26,240,428 22,880,530 49,033,351 45,687,207 TOTAL ASSETS 81,851,317 74,885,144

Quarterly Results – 3Q24 Gerdau S.A. 21 21 This content is Public. LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) Consolidated September 30, 2024 December 31, 2023 CURRENT LIABILITIES Trade accounts payable - domestic market 4,043,996 4,120,701 Trade accounts payable - debtor risk 454,421 584,320 Trade accounts payable - imports 1,157,949 1,196,162 Short-term debt 1,722,124 1,783,201 Debentures 91,321 14,421 Taxes payable 418,193 512,935 Income and social contribution taxes payable 208,726 502,766 Payroll and related liabilities 976,491 845,848 Leasing payable 422,016 373,151 Employee benefits - 209 Environmental liabilities 241,462 139,395 Fair value of derivatives 9,601 19,042 Other current liabilities 1,279,897 1,192,461 11,026,197 11,284,612 NON-CURRENT LIABILITIES Long-term debt 8,424,710 8,296,474 Debentures 2,294,744 799,212 Related parties 24,992 Deferred income taxes 30,449 204,151 Provision for tax, civil and labor liabilities 2,307,058 2,185,825 Environmental liabilities 311,860 378,274 Employee benefits 516,435 706,767 Fair value of derivatives 1,606 Leasing payable 873,336 904,451 Other non-current liabilities 550,591 859,917 15,309,183 14,361,669 EQUITY Capital 24,273,225 20,215,343 Capital reserves 11,597 11,597 Treasury stocks (437,998) (150,182) Profit reserve 21,681,160 25,914,830 Retained earnings 3,408,783 - Asset valuation 6,358,232 3,067,371 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 55,294,999 49,058,959 NON-CONTROLLING INTERESTS 220,938 179,904 EQUITY 55,515,937 49,238,863 TOTAL LIABILITIES AND EQUITY 81,851,317 74,885,144

Quarterly Results – 3Q24 Gerdau S.A. 22 22 This content is Public. INCOME STATEMENT GERDAU S.A. CONSOLIDATED INCOME STATEMENT In thousands of Brazilian reais (R$) Consolidated Consolidated For the three-month period ended For the nine-month period ended September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023 NET SALES 17,378,032 17,063,258 50,204,112 54,200,931 Cost of sales (14,801,417) (14,270,585) (43,020,882) (44,501,242) GROSS PROFIT 2,576,615 2,792,673 7,183,230 9,699,689 Selling expenses (194,076) (184,064) (563,275) (532,434) General and administrative expenses (354,526) (354,804) (1,016,925) (1,106,820) Other operating income 55,828 37,602 255,730 951,425 Other operating expenses (156,280) (85,253) (431,260) (214,928) Compulsory loan recovery Eletrobras - - 100,860 - Result from operations with jointly controlled entities - - 808,367 - Reversal (Losses) Impairment of financial assets (5,016) (4,084) (29,374) (5,065) (Losses) Impairment of financial assets - - (199,627) - Equity in earnings of unconsolidated companies 198,922 182,070 386,120 769,614 INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES 2,121,467 2,384,140 6,493,846 9,561,481 Financial income 168,501 241,133 528,460 700,792 Financial expenses (359,478) (362,962) (1,074,408) (1,042,617) Exchange variations, net (154,815) (359,558) (853,239) (849,191) Tax credits monetary update - - - 253,002 Gains (Losses) on financial instruments, net 22,999 3,633 3,369 (12,570) INCOME BEFORE TAXES 1,798,674 1,906,386 5,098,028 8,610,897 Current (259,991) (406,628) (899,534) (1,541,982) Deferred (182,438) 92,307 77,604 (118,728) Income and social contribution taxes (442,429) (314,321) (821,930) (1,660,710) NET INCOME 1,356,245 1,592,065 - 4,276,098 6,950,187 (-) Credit recovery / Provisions 75,561 - 89,023 (845,216) (-) Compulsory loan recovery Eletrobras - - (100,860) - (-) Result from operations with jointly controlled entities - - (808,367) - (-) Impairment of financial assets - - 199,627 - (-) Tax credits monetary update - - - (253,002) (-/+) Income tax of extraordinary items - - (34,457) 270,456 (=) Total of extraordinary items 75,561 - (655,034) (827,762) ADJUSTED NET INCOME* 1,431,806 1,592,065 3,621,064 6,122,425 *Adjusted net income is a non-accounting measure prepared by the Company, reconciled with its financial statements, and consists of net income adjusted for non-recurring events that impacted net income.

Quarterly Results – 3Q24 Gerdau S.A. 23 23 This content is Public. CASH FLOW GERDAU S.A. Consolidated Consolidated CONSOLIDATED STATEMENTS OF CASH FLOWS For the three-month period ended For the nine-month period ended (In thousands of Brazilian reais (R$)) September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023 Cash flows from operating activities Net income for the period 1,356,245 1,592,065 4,276,098 6,950,187 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 796,276 789,150 2,293,381 2,256,376 Losses on Impairment of financial assets - - 199,627 - Equity in earnings of unconsolidated companies (198,922) (182,070) (386,120) (769,614) Exchange variation, net 154,815 359,558 853,239 849,191 Losses on derivative financial instruments, net (22,999) (3,633) (3,369) 12,570 Post-employment benefits 70,972 56,819 200,158 190,264 Long-term incentive plans 38,956 42,479 114,544 122,801 Income tax 442,429 314,321 821,930 1,660,710 Losses on disposal of property, plant and equipment 13,589 8,273 37,890 26,210 Result from operations with jointly controlled entities - - (808,367) - Impairment of financial assets 5,016 4,084 29,374 5,065 Provision of tax, civil, labor and environmental liabilities, net 28,751 31,534 121,092 140,549 Tax credits recovery - - (100,860) (1,098,218) Interest income on short-term investments (60,306) (149,315) (205,553) (426,093) Interest expense on debt and debentures 211,610 208,920 577,111 630,927 Interest on loans with related parties 33,900 - 103,006 78,632 (Reversal) Provision for net realizable value adjustment in inventory, net (11,725) 5,757 (42,824) (20,667) 2,858,607 3,077,942 8,080,357 10,608,890 Changes in assets and liabilities Decrease (Increase) in trade accounts receivable 113,751 (51,552) (421,177) (1,006,171) Decrease in inventories 485,123 1,158,811 208,075 1,158,473 Decrease in trade accounts payable (250,348) (606,321) (775,344) (775,582) Decrease (Increase) in other assets 1,734,559 79,208 1,707,207 (100,429) Decrease (Increase) in other liabilities (40,473) 437,172 (107,423) (397,409) Dividends from associates and joint ventures 54,772 12,180 68,501 77,661 Purchases of short-term investments (324,330) (2,943,017) (910,120) (5,687,783) Proceeds from maturities and sales of short-term investments 1,367,845 1,478,418 2,688,500 5,595,166 Cash provided by operating activities 5,999,506 2,642,841 10,538,576 9,472,816 Interest paid on loans and financing (76,558) (74,923) (486,091) (458,667) Interest paid on lease liabilities (33,900) (31,496) (103,006) (78,632) Income and social contribution taxes paid (61,279) (191,537) (1,354,889) (1,410,109) Net cash provided by operating activities 5,827,769 2,344,885 8,594,590 7,525,408 Cash flows from investing activities Purchases of property, plant and equipment (1,657,614) (1,485,714) (3,911,266) (3,668,775) Proceeds from sales of property, plant and equipment, investments and other intangibles 20,488 3,655 1,525,745 10,336 Additions in other intangibles (42,207) (31,531) (123,634) (91,008) Repurchase of shares from jointly controlled entities - - - 47,006 Capital increase in joint ventures (36,026) - (101,069) (96,653) Net cash generated (applied) in investing activities (1,715,359) (1,513,590) (2,610,224) (3,799,094) Cash flows from financing activities Purchases of treasury shares (349,791) - (349,791) - Dividends and interest on capital paid (251,665) (750,709) (1,013,050) (1,855,072) Proceeds from loans and financing 142,166 701,586 2,097,055 1,658,770 Repayment of loans and financing (240,667) (357,391) (1,650,139) (2,692,611) Leasing payment (110,498) (125,772) (328,287) (308,819) Intercompany loans, net (27,730) 436 (24,992) 398 Net cash used by financing activities (838,185) (531,850) (1,269,204) (3,197,334) Exchange variation on cash and cash equivalents (89,587) 59,042 353,297 (90,314) Increase (Decrease) in cash and cash equivalents 3,184,638 358,487 5,068,459 438,666 Cash and cash equivalents at beginning of year 4,889,466 2,556,042 3,005,645 2,475,863 Cash and cash equivalents at end of the period 8,074,104 2,914,529 8,074,104 2,914,529

Quarterly Results – 3Q24 Gerdau S.A. 24 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER With 123 years of history, Gerdau is Brazil’s largest producer of steel, a leading producer of long steel in the Americas, and one of the world’s leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations. Gerdau is also the largest recycler in Latin America and, around the world, transforms millions of tonnes of scrap into steel each year, underscoring its commitment to sustainable development in the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3) and New York (NYSE) stock exchanges. For more information, visit the Investor Relations website: https://ri.gerdau.com/.

This content is Public. IR CONTACTS 0B0 B0B0 B0 B0 B Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com ∙ 2B2 BRafael Japur Vice President and Investor Relations Officer ∙ 3B3 BMariana Velho Dutra IR Manager ∙ Sergio Tonidandel Jr. ∙ Ariana De Cesare ∙ Gustavo Alves ∙ Adriana Dias Costa PRESS: Press e-mail: atendimentogerdau.br@bcw-global.com